SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated August 4, 2005

                           Commission File No. 1-14838

                             ______________________

                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulogne-Billancourt
                                     France
                    (Address of Principal Executive Offices)

                             ______________________

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:

                                Yes: |_| No: |X|

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosures: Rhodia's 2004 IFRS financial information

   Incorporated by reference into Rhodia's Registration Statement on Form F-4
                              (Reg. No. 333-124810)

Rhodia Group
Adoption of IFRS standards at December 31, 2004
--------------------------------------------------------------------------------


                                     RHODIA


                         2004 IFRS Financial Information

                                                                            Page
                                                                            ----
IFRS Consolidated Balance Sheets - January 1, 2004 and December 31, 2004

      o  Assets                                                               2
      o  Liabilities and Shareholders' Equity                                 3

IFRS Consolidated Income Statement for 2004                                   4

Note 1.  Basis of presentation                                                5

Note 2.  Standards and interpretations applied in the establishment of
         the initial IFRS financial information for 2004                      6

  o  2A.  Presentation of the applied standards and interpretations           6
  o  2B.  Description of the accounting options relating to the first
          adoption of IFRS                                                    6
  o  2C.  Description of the accounting policies                              7
  o  2D.  Summary of the impact on the principal financial information at
          December 31, 2004                                                  12

Note 3. Reconciliations of the balance sheet and income statement prepared pursuant to French accounting standards and those prepared pursuant
         to IFRS accounting standards                                        12

  o  3A.  Balance sheets                                                     12
  o  3B.  Income statements                                                  14
  o  3C.  Principal income statement reclassifications                       14
  o  3D.  Shareholders' equity differences                                   15
  o  3E.  Explanations of the variances in shareholders' equity              16

Note 4.  Effect of the IFRS adjustments on the cash flow statements          19

Note 5.  Impact of IFRS reclassifications on Net Financial Debt              20

Note 6.  Segment information                                                 20


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Rhodia Group
Adoption of IFRS standards at December 31, 2004
--------------------------------------------------------------------------------

IFRS Consolidated Balance Sheets - January 1, 2004 and December 31, 2004


Assets

----------------------------------------------------- ------------ ------------
                                                      December 31,   January 1,
(in millions of euros)                                   2004          2004
----------------------------------------------------- -----------  ------------

Goodwill                                                     226         437
Other intangible assets                                      139         150
Tangible assets                                            2,245       2,842
Investments and other assets:
     Long-term loans and deposits                            142         152
     Investment accounted for by the equity method             3          44
     Investments at cost                                      41          54
     Deferred tax assets                                      99         183
     Other assets                                             43          43
----------------------------------------------------  ----------- -------------

Total long-term assets                                     2,938       3,905
----------------------------------------------------  ----------- -------------

Inventories and work in process                              701         747
Trade receivables and related accounts                       770         850
Other current assets                                         515         684
Marketable securities                                        275         260
Cash and cash equivalents                                    337         538
----------------------------------------------------  ----------- -------------

Total current assets                                       2,598       3,079
----------------------------------------------------  ----------- -------------

Total Assets                                               5,536       6,984
----------------------------------------------------  ----------- -------------


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Adoption of IFRS standards at December 31, 2004
--------------------------------------------------------------------------------

IFRS Consolidated Balance Sheets - January 1, 2004 and December 31, 2004


Liabilities and Shareholders' Equity

----------------------------------------------------- ------------ -------------
                                                      December 31,   January 1,
(in millions of euros)                                   2004          2004
----------------------------------------------------- ------------ -------------

Share capital                                               628           179
Additional paid-in capital                                  807         2,513
Accumulated deficit                                     (1,970)       (3,033)
Cumulative translation adjustments                         (11)             -
----------------------------------------------------- -----------  -------------

Total shareholders' equity - Group share                  (546)         (341)
Minority interests                                           25            27
----------------------------------------------------- -----------  -------------

Total shareholders' equity and minority interests         (521)         (314)
----------------------------------------------------- -----------  -------------

Provisions for pensions and other costs in excess
  of one year                                             1,254         1,234
Deferred tax liabilities                                     55           111
Other long-term liabilities                                  51            50
Long-term debt                                            2,298         2,123
----------------------------------------------------- -----------  -------------

Total long-term liabilities                               3,658         3,518
----------------------------------------------------- -----------  -------------

Short-term borrowings and current portion of
  long-term debt                                            642         1,846
Trade payables and related accounts                         836           782
Short-term provisions for pensions and other costs          311           301
Other current liabilities                                   610           851
----------------------------------------------------- -----------  -------------

Total current liabilities                                 2,399         3,780
----------------------------------------------------- -----------  -------------

Total Liabilities and Shareholders' Equity                5,536         6,984
----------------------------------------------------- -----------  -------------


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Adoption of IFRS standards at December 31, 2004
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IFRS Consolidated Income Statement for 2004


------------------------------------------------------------------- ------------
(in millions of euros)                                                  2004
------------------------------------------------------------------- ------------

Net sales                                                                 5,486
------------------------------------------------------------------- ------------

Cost of sales                                                           (4,825)
Administrative and selling expenses                                       (546)
Research and development expenses                                         (158)
Restructuring costs                                                       (187)
Amortization of goodwill                                                  (135)
Other operating income/(expense) - net                                     (51)
------------------------------------------------------------------- ------------

Operating income/(loss)                                                   (416)
Financial expense - net                                                   (227)
------------------------------------------------------------------- ------------

Income/(loss) of consolidated subsidiaries before income taxes            (643)
Income taxes                                                              (102)
Equity in earnings/(losses) of affiliated companies                           3
Income/(loss) from discontinued operations                                  110
------------------------------------------------------------------- ------------

Income/(loss) of consolidated subsidiaries                                (632)
Minority interests                                                          (9)
------------------------------------------------------------------- ------------

Net income/(loss) - Group share                                           (641)
------------------------------------------------------------------- ------------

Earnings/(loss) per share from continuing operations (in euro):
  - basic and diluted                                                    (1.59)
Earnings/(loss) per share from discontinued operations (in euro):
  - basic and diluted                                                      0.23
Earnings/(loss) per share (in euro):
  - basic and diluted                                                     (1.36)
-------------------------------------------------------------------- -----------

Weighted average number of shares basic and diluted (in thousands)       471,608
-------------------------------------------------------------------- -----------


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Adoption of IFRS standards at December 31, 2004
--------------------------------------------------------------------------------


Note 1.  Basis of presentation
         ---------------------

Pursuant to European Regulation No. 1606/2002 dated July 19, 2002, relating to international accounting standards, the consolidated accounts of Rhodia for the year ending December 31, 2005 will be prepared in accordance with the International Accounting Standards/International Financial Reporting Standards ("IFRS") that are applicable on December 31, 2005 as approved by the European Union. These initial published IFRS accounts for 2005 will be presented with comparable amounts for 2004, prepared on a consistent basis, in accordance with the IFRS accounting standards.

In accordance with the recommendations of the Autorite des Marches Financiers ("AMF") relating to the financial communication and publication of financial statements during the transition period, Rhodia has prepared financial information for 2004 on the transition to the IFRS accounting standards that present for informational purposes preliminary quantified impacts resulting from the adoption of IFRS on:

     o the transition date balance sheet, which is January 1, 2004, on which the final impacts of the transition will be recorded in shareholders' equity during the publication of the consolidated accounts for 2005; and
     o the financial position at December 31, 2004 and the results of operations for 2004.

Financial information for 2004 was prepared by applying the IFRS standards and interpretations that Rhodia expects will be applicable for the preparation of the comparable consolidated accounts at December 31, 2005. The basis of preparation of the 2004 financial information is described in the following notes:

     o IFRS standards and interpretations that are required at December 31, 2005 were applied as if they were in effect at December 31, 2004;

     o IFRS standards and interpretations that are required after 2005, for which Rhodia has decided to adopt earlier application, were applied as if they were in effect at December 31, 2004;

     o Rhodia has anticipated the resolution of technical questions and projects in progress that are being discussed by the International Accounting Standards Board ("IASB") and the International Financial Reporting Interpretations Committee ("IFRIC") which could be applicable in the preparation of the consolidated accounts for 2005, and has applied these issues as if they were in effect at December 31, 2004; and

     o options selected and exemptions used by Rhodia that will most likely be used in the preparation of its initial consolidated accounts under IFRS for 2005 were applied as if they were in effect at December 31, 2004.

Taking into account the uncertainties that remain on certain standards and interpretations that will be applicable at December 31, 2005, it is possible that the balance sheets presented hereafter may not be the balance sheets presented when the consolidated accounts for 2005 are presented.

This information was prepared by the management of Rhodia under the responsibility of the Board of Directors.


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Adoption of IFRS standards at December 31, 2004
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Note 2.  Standards and interpretations applied in the establishment of the initial IFRS financial information for 2004
         -------------------------------------------

      A. Presentation of the applied standards and interpretations
         ---------------------------------------------------------

The IFRS standards and interpretations used by Rhodia for the transition to IFRS accounting standards at January 1, 2004 are the same IFRS standards and interpretations used in the preparation of the consolidated accounts at December 31, 2004 which are in conformity with the standards and interpretations published by the IASB and IFRIC at December 31, 2004, and which are effective in the European Union at January 1, 2005 pursuant to European Regulation No. 1606/2002 dated July 19, 2002. Any new IFRS standards and interpretations, European regulations and official interpretations whose application are to be retrospectively applied could modify the financial information and accompanying notes presented herein.

The international accounting standards were applied with retrospective application in the preparation of the opening balance sheet at the date of transition (January 1, 2004), except for certain optional or obligatory exemptions included in IFRS 1 ("First-time Adoption of International Financial Reporting Standards") which are commented on below.

Finally, Rhodia chose to apply at January 1, 2004 IAS 32 and IAS 39 relating to financial instruments, IFRS 2 relating to share-based payments, IFRS 5 relating to non-current assets held for sale and discontinued operations and IFRIC 4 relating to determining whether an arrangement contains a lease.

      B. Description of the accounting options relating to the first adoption of IFRS
         --------------------------------------------------------------------

According to the provisions of IFRS 1 which allow companies adopting IFRS for the first time to choose certain exemptions, Rhodia used the following for the retrospective restatement of assets and liabilities in the preparation of the opening balance sheet under IFRS accounting standards as of January 1, 2004:

     o Acquisitions: Rhodia chose not to change the accounting for acquisitions prior to January 1, 2004. Therefore, no retrospective restatement of goodwill prior to January 1, 2004 was made;
     o Retirement obligations: Rhodia decided to adopt the option offered by IFRS 1 consisting of recording all actuarial gains and losses not recognized at January 1, 2004 as a reduction of stockholders' equity. This adjustment resulted in a reduction of stockholders' equity of
          (euro)663 million at January 1, 2004. Actuarial gains or losses incurred after January 1, 2004 are recognized in a prospective basis and are recorded according to the corridor method;
     o Currency translation adjustments: Rhodia transferred to accumulated deficit the currency translation adjustments at January 1, 2004 relating to conversion of the accounts of foreign subsidiary companies for a total amount of (euro)599 million. This adjustment has no effect on total stockholders' equity at January 1, 2004. For IFRS purposes, currency translation adjustments are recorded at zero at January 1, 2004. In the event of future disposals of the foreign subsidiary companies concerned, the results of these disposals will not include any currency translation adjustments prior to January 1, 2004 but will only include currency translation adjustments subsequent to January 1, 2004;
     o Share-based payments: Rhodia chose to apply IFRS 2 "Share-based Payments" for stock option plans providing for the payment in shares which were granted after November 7, 2002 and for which the rights were not vested at January 1, 2004;
     o Financial instruments: IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" were applied at January 1, 2004; and
     o Tangible assets: Rhodia did not choose the option in IFRS 1 to revalue its tangible fixed assets to their fair values at the date of transition to IFRS. The tangible assets of Rhodia remain recorded at their net book values based on their historical costs.


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Adoption of IFRS standards at December 31, 2004
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For all other IFRS accounting standards, the restatement of the recorded amounts of assets and liabilities at January 1, 2004 was carried out on a retrospective basis as if these accounting standards had always been applied.

      C. Description of the accounting policies
         --------------------------------------

a) Going concern
   -------------

The opening balance sheet at January 1, 2004 was prepared in accordance with the principles of a going concern as was the balance sheet at December 31, 2003.

b) Consolidation policies
   ----------------------

The consolidation is prepared from the accounts of Rhodia and its subsidiaries at December 31.

The accounts of companies in which Rhodia has, directly or indirectly, the capacity to direct the financial and operating policies in order to obtain control of their activities are consolidated according to the method of full consolidation. In particular, this capacity is presumed for companies in which Rhodia directly or indirectly exerts more than 50% of the voting rights. For this calculation, potential voting rights relating to currently exercisable or convertible or potentially exercisable or convertible voting rights (purchase options, instruments convertible into ordinary shares) and the shares of subsidiaries which have predetermined activities (operating on "autopilot") are taken into account.

The ownership of shares is not necessary if control is demonstrated. Consequently, special purpose entities, if controlled, are fully consolidated in conformity with SIC 12 "Consolidation - Special Purpose Entities".

Jointly-controlled companies are consolidated according to the proportional consolidation method, as Rhodia did not choose the option in IAS 31 "Interests in Joint Ventures" which allows jointly-held companies to be accounted for in accordance with the equity method of accounting.

The financial investments of companies in which Rhodia exerts a significant influence are recorded in accordance with the equity method of accounting. Significant influence is the capacity to take part in the decisions of financial and operating policies without exerting control on these policies. Significant influence is presumed when Rhodia directly or indirectly holds 20% or more of the voting rights of the entity.

All significant intercompany transactions are eliminated. Eliminations are made for the ownership percentage that is consolidated when intercompany transactions are made with companies that are proportionally consolidated or are accounted for on the equity method. If a loss is recorded as a result of these transactions, the loss is not eliminated since it represents a loss in asset value.

The results of companies acquired during the period are included from their respective dates of acquisition. The results of companies sold during the period are included up to their respective dates of sale. However the results of businesses sold (including the gain or loss on sale) or held for sale are recorded in "Income/(loss) from discontinued operations" in accordance with the criteria specified by IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations".

c) Translation of the accounts of foreign companies
   ------------------------------------------------

Generally, consolidated companies have as the functional currency their local currency, in which a substantial amount of their transactions are made.

Operations carried out in foreign currencies are translated by the consolidated companies into their functional currency based on exchange rates in place at the transaction date.


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Adoption of IFRS standards at December 31, 2004
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The accounts of foreign consolidated companies whose functional currency is not the euro are translated as follows:

     o with the exception of shareholders' equity which is translated at historical rates, the balance sheet is translated at the official end-of-period exchange rates;
     o the income statement is translated at the average exchange rates for the period; and
     o gains or losses arising from translation are accounted for directly in consolidated stockholders' equity under the caption "Cumulative translation adjustments ".

d) Goodwill
   --------

Goodwill represents the excess of the acquisition cost over the fair value of the net identifiable assets and liabilities of businesses acquired at the date of the acquisition. Corrections or adjustments made to the fair value of assets and liabilities in the twelve months that follow the date of acquisition, result in a retrospective correction or adjustment to goodwill.

Goodwill related to entities accounted for on the equity method is included in the value of the investment.

Goodwill is not amortized but is subject to impairment tests at least annually and in the event of indications of significant loss in value. Any impairment, if necessary, is included in operating income.

Negative goodwill is immediately recognized in income.

e) Intangible assets
   -----------------

     o    Research and development expenses

Development expenses are recorded in intangible assets when the criteria defined by IAS 38 "Intangible Assets" are met. Capitalized expenditures include personnel costs, material costs and services used that are directly assigned to the projects concerned. Research expenses are expensed in the income statement when incurred. Therefore, no research expenses are capitalized since the expenditures constitute expenses for the period.

     o    Other intangible assets

Other intangible assets principally relate to patents, trademarks and software.

     o patents and trademarks are generally amortized over a twenty-five year period; and
     o    software is amortized over a three to five year period.

Intangible assets are recorded in the balance sheet at their acquisition costs including, if necessary, interim interest costs during the development period.

If the useful life is defined, intangible assets are amortized according the straight-line method over periods that correspond to their estimated useful lives. If their useful life is indefinite, they are subject to impairment tests at least annually, and in the event of indications of significant loss in value.


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Adoption of IFRS standards at December 31, 2004
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f) Tangible assets
   ---------------

Tangible assets are recorded as an asset at their acquisition cost when they satisfy the following criteria:

     o it is probable that future economic benefits associated with the asset will flow to Rhodia; and

     o    the cost of the asset can be measured reliably.

Tangible assets are recorded in the balance sheet at their acquisition cost including, if necessary, interim interest recorded during the construction period. Rhodia choose the option not to revalue the assets in the preparation of the opening balance sheet as permitted by IFRS accounting standards. Tangible assets are recorded according to the components approach which separately accounts for components of assets that have different useful lives.

Subsequent costs

Upon the replacement of a component of an asset, the expenditure is recorded as a new distinct asset and the replaced component is removed from the balance sheet. Other expenditures are recorded as assets only if they improve the condition of the asset. Otherwise, these expenditures are recorded as expenses of the period.

Depreciation

Depreciation of the principal tangible assets is calculated according to the straight-line method over the average estimated useful lives as follows:

       Buildings                                             10-40 years
       Plant and equipment:
            Machinery and equipment                           5-15 years
            Other equipment                                   3-15 years
       Vehicles                                               4-20 years
       Furniture                                             10-15 years

Certain specific tangible assets are depreciated over useful lives different from those stated above.

Costs of major inspections or overhauls

These expenditures make it possible to check and maintain the proper operating condition of the assets without extending their useful lives. They are regarded as specific asset components and thus are recorded in assets in the balance sheet. They are depreciated over their useful lives until the next major inspection or overhaul.

Leasing agreements

Assets leased under financial leases or other long-term leasing arrangements that show the characteristics of an acquisition are capitalized based on their fair value at the date on which the agreement was signed and are depreciated as described above. The corresponding financial debt is recorded in debt. The contracts are considered financial leases if they transfer substantially all of the benefits and risks of ownership to Rhodia

Investment subsidies

Investment subsidies are recorded in liabilities and are reversed into income at the same rate as the depreciation of the related tangible assets.


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Adoption of IFRS standards at December 31, 2004
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g)  Asset impairment tests
    ----------------------
Asset impairment tests are performed at least annually and in the event of indications of significant loss in value for goodwill and indefinite-lived intangible assets, and only in the event of indications of significant loss in value for other assets.

For purposes of testing, assets are grouped into cash-generating units ("CGUs"), in accordance with the provisions of IAS 36 "Impairment of Assets". The CGU represents the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows of other assets or groups of assets.

Goodwill is assigned to CGUs or groups of CGUs which benefit from the synergies of the grouping of assets that generated the goodwill.

Through these tests, Rhodia ensures that the carrying values of its assets do not exceed their fair values less costs to sell or the values in use if these values exceed the fair values less costs to sell. The value in use corresponds to the present value of the future cash flows expected to be derived from an asset or cash-generating unit, taking into account all relevant information.

Any losses in value are initially charged to the goodwill allocated to the CGU or groups of CGUs tested, then to the other assets of the CGU or group of CGUs in proportion to their carrying values.

This charge is not be allocated to an asset if the effect is to reduce the carrying value of the asset below its fair value less costs to sell, its value in use or zero.

The losses in the value of goodwill are permanent and cannot be reversed at a later time.

h) Deferred taxes
   --------------

Deferred income taxes are calculated by tax entity on the temporary differences between the tax basis and the book values of balance sheet accounts. The tax rates used for each tax entity are those applicable during the periods in which these differences will reverse.

A provision is recorded for any non-recoverable withholding taxes on the decided or probable earnings distributions by consolidated entities.

Deferred tax assets, including those relating to loss carryforwards, are recorded only if their recovery is probable.

In accordance with IAS 12 "Income Taxes", deferred taxes assets and liabilities are not discounted.

i) Pension, retirement and other post-employment obligations
   ---------------------------------------------------------

Obligations regarding pension, retirement and other post-employment obligations, including termination payments, are accounted for based on a method which takes into account projected end-of-career salaries, known as the "projected unit credit method" which includes assumptions for discount rates, expected long-term rates of return on plan assets and rates of increase in compensation levels. These obligations are funded through pension fund assets or, if not funded, Rhodia records its obligations through balance sheet provisions, net of unrecognized actuarial net gains or losses.

Actuarial gains and losses are deferred and amortized over the remaining services lives of active employees of the plan and over the estimated remaining lifespan of the retirees of the plan, for the part exceeding 10% of total obligations according to the corridor method.

Retirement and other obligations are evaluated each year on December 31.


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Adoption of IFRS standards at December 31, 2004
--------------------------------------------------------------------------------


j) Stock options
   -------------

Stocks options are evaluated at the grant date in accordance with IFRS 2 according to the Black Scholes evaluation model that has been chosen by Rhodia. In accordance with IFRS 2, only options granted since November 7, 2002 for which the options were not vested at January 1, 2004 are evaluated. Other options are not evaluated.

k) Sales of receivables programs
   -----------------------------

In the management of its operations, Rhodia can, in particular within the framework of programs for the sales of receivables, use and hold shares in distinct legal structures, such as conduits with dedicated pools of receivables.

In accordance with SIC 12, "Consolidation - Special Purpose Entities", Rhodia has consolidated by total consolidation all structures in which Rhodia exerts direct or indirect control.

l) Financial liabilities
   ---------------------

All loans are initially recorded at cost, which corresponds to the fair value of the amount received, net of the costs related to the loan. Subsequent to the initial accounting, loans bearing interest are measured at amortized cost, by use of the effective interest rate method. Refunding and issuance premiums as well as expenses relating to the issuance of loans are deducted from the financial debt, and are amortized actuarially over the duration of the loan.

m) Derivative Instruments
   ----------------------

Derivative instruments (interest rate swaps, long-term exchange contracts, options and convenience swaps, and energy purchase and sale contracts not considered as intended for hedging) are recorded in the balance sheet at their fair value.

If the derivative instrument is intended as a cash flow hedge, the gain or loss in the value of the effective portion of the derivative is recorded in shareholders' equity. It is reclassified into income when the hedged item itself is recorded in income. In addition, the ineffective portion of the derivative is recorded directly in income. When the hedged item relates to debt, reclassification into income is made over the term of the debt.

If the derivative instrument is intended as a fair value hedge, the gain or loss in the value of the derivative and the gain or loss from the value of the hedged item identified to the hedged risk are recorded in income in the same period.

If the derivative instrument is not indicated as a hedge, the gain or loss in value is recorded in income.

n) Estimates and assumptions
   -------------------------

The preparation of financial statements in accordance with generally accepted accounting principles requires Rhodia's management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosures provided on these assets and liabilities at the date of preparation of the financial statements and the amounts presented in income and expenses for the period.

Management continually reviews its estimates and assumptions based on its experience as well as various other factors considered reasonable, which constitute the basis of its evaluations of the book values of assets and liabilities. Actual results could differ significantly from these estimates and assumptions based on different conditions.


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Adoption of IFRS standards at December 31, 2004
--------------------------------------------------------------------------------


      D. Summary of the impact on the principal financial
         information at December 31, 2004
         --------------------------------

--------------------------------------------------------- ---------------------------------------- --------------
                                                                     December 31, 2004
                                                          -------------------- -------------------
(in millions of euros)                                      IFRS Standards        French GAAP        Variation
--------------------------------------------------------- -------------------- ------------------- --------------

Net sales                                                        5,486               5,281              205
Operating income/(loss)                                           (416)               (348)             (68)
Net income/(loss) - Group share                                   (641)               (625)             (16)
Shareholders' equity and minority interests                       (521)                 93             (614)
Financial debt - net                                             2,328               1,929              399
--------------------------------------------------------- -------------------- ------------------- --------------


Note 3. Reconciliation of the balance sheet and income statement prepared pursuant to French accounting standards and those prepared pursuant to IFRS accounting standards
         -----------------------------------------------------------------------

      A. Balance sheets
      -----------------

The balance sheets presented below have been summarized in order to allow an analysis of the significant effects of the change in accounting from French accounting standards to IFRS accounting standards. This reconciliation does not reflect the final format that the IFRS financial statements will take during the future publication of the accounts under IFRS accounting standards.

-------------------------------------------------------- --------------- -------------- ------------ ---------------
                                                           January 1,     January 1,    January 1,    December 31,
Assets                                                        2004           2004          2004           2004
                                                             French          IFRS          IFRS           IFRS
(in millions of euros)                                     Standards      Adjustments    Standards     Standards
-------------------------------------------------------- --------------- -------------- ------------ ---------------

Goodwill                                                            437              -          437             226
Other intangible assets                                             132             18          150             139
Tangible assets                                                   2,526            316        2,842           2,245
Investments and other assets:
     Long-term loans and deposits                                   170           (18)          152             142
     Investment accounted for by the equity method                  123           (79)           44               3
     Investments at cost                                             54              -           54              41
     Deferred tax assets                                            161             22          183              99
     Other assets                                                   451          (408)           43              43
-------------------------------------------------------- --------------- -------------- ------------ ---------------

Total long-term assets                                            4,054          (149)        3,905           2,938
-------------------------------------------------------- --------------- -------------- ------------ ---------------

Inventories and work in process                                     726             21          747             701
Trade receivables and related accounts                              311            539          850             770
Other current assets                                                672             12          684             515
Marketable securities                                               253              7          260             275
Cash and cash equivalents                                           513             25          538             337
-------------------------------------------------------- --------------- -------------- ------------ ---------------

Total current assets                                              2,475            604        3,079           2,598
-------------------------------------------------------- --------------- -------------- ------------ ---------------

Total Assets                                                      6,529            455        6,984           5,536
-------------------------------------------------------- --------------- -------------- ------------ ---------------


--------------------------------------------------------------------------------
Page 12

Rhodia Group
Adoption of IFRS standards at December 31, 2004
--------------------------------------------------------------------------------

-------------------------------------------------------- --------------- -------------- ------------ ---------------
                                                           January 1,     January 1,    January 1,    December 31,
Liabilities and Shareholders' Equity                          2004           2004          2004           2004
                                                             French          IFRS          IFRS           IFRS
(in millions of euros)                                     Standards      Adjustments    Standards     Standards
-------------------------------------------------------- --------------- -------------- ------------ ---------------

Share capital                                                       179              -          179             628
Additional paid-in capital                                        2,513              -        2,513             807
Accumulated deficit                                             (1,841)        (1,192)      (3,033)         (1,970)
Cumulative translation adjustments                                (599)            599            -            (11)
-------------------------------------------------------- --------------- -------------- ------------ ---------------

Total shareholders' equity - Group share                            252          (593)        (341)           (546)
Minority interests                                                   23              4           27              25
-------------------------------------------------------- --------------- -------------- ------------ ---------------

Total shareholders' equity and minority interests                   275          (589)        (314)           (521)
-------------------------------------------------------- --------------- -------------- ------------ ---------------

Provisions for pensions and other costs in excess of
one year                                                            813            421        1,234           1,254
Deferred tax liabilities                                            140           (29)          111              55
Other long-term liabilities                                          70           (20)           50              51
Long-term debt                                                    1,886            237        2,123           2,298
-------------------------------------------------------- --------------- -------------- ------------ ---------------

Total long-term liabilities                                       2,909            609        3,518           3,658
-------------------------------------------------------- --------------- -------------- ------------ ---------------

Short-term borrowings and current portion of long-term            1,447            399        1,846             642
debt
Trade payables and related accounts                                 784            (2)          782             836
Short-term provisions for pensions and other costs                  303            (2)          301             311
Other current liabilities                                           811             40          851             610
-------------------------------------------------------- --------------- -------------- ------------ ---------------

Total current liabilities                                         3,345            435        3,780           2,399
-------------------------------------------------------- --------------- -------------- ------------ ---------------

Total Liabilities and Shareholders' Equity                        6,529            455        6,984           5,536
-------------------------------------------------------- --------------- -------------- ------------ ---------------


--------------------------------------------------------------------------------
Page 13

Rhodia Group
Adoption of IFRS standards at December 31, 2004
--------------------------------------------------------------------------------


      B. Income statements
         -----------------

The income statements presented below have been summarized in order to allow an analysis of the significant effects of the change in accounting from French accounting standards to IFRS accounting standards. This reconciliation does not reflect the final format that the IFRS financial statements will take during the future publication of the accounts under IFRS accounting standards.

-------------------------------------------- --------- --------- ------ ----------- ---------------- -------------- ----------------
                                                                                                                      2004 IFRS
                                                                                                                        After
                                                                                    2004 IFRS Before                Reclassification
                                               2004      IFRS                       Reclassification                      of
(in millions of euros)                        French   Reclass-            IFRS     of Discontinued   Discontinued    Discountinued
                                             Standards ifications Notes Adjustments    Operations      Operations      Operations
-------------------------------------------- --------- --------- ------ ----------- ---------------- -------------- ----------------
Net sales                                       5,281       609   (c1)        44       5,934               448             5,486
-------------------------------------------- --------- --------- ------ ----------- ---------------- -------------- ----------------

Cost of sales                                 (4,147)   (1,055)             (19)     (5,221)             (396)           (4,825)
Administrative and selling expenses             (534)      (58)               10       (582)              (36)             (546)
Research and development expenses               (156)      (19)                8       (167)               (9)             (158)
Restructuring costs                             (232)        33              (4)       (203)              (16)             (187)
Depreciation and amortization (1)               (560)       560                -           -                 -                 -
Amortization of goodwill                            -     (150)               10       (140)               (5)             (135)
Other operating income/(expense) - net              -       147               19         166               217              (51)
-------------------------------------------- --------- --------- ------ ----------- ---------------- -------------- ----------------
Operating income                                (348)        67   (c2)        68       (213)               203             (416)
Financial expense - net                         (263)        42   (c3)       (9)       (230)               (3)             (227)
Other income/(expense)- net (1)                   259     (259)                -           -                 -                 -
-------------------------------------------- --------- --------- ------ ----------- ---------------- -------------- ----------------

Income/(loss) of consolidated subsidiaries
before income taxes                             (352)     (150)               59       (443)               200             (643)
Income taxes                                     (56)         -             (68)       (124)              (22)             (102)
Equity in earnings/(losses) of affiliated
companies                                        (58)         -              (7)        (65)              (68)                 3
Income/(loss) from discontinued operations          -         -   (c4)         -           -               110               110
Amortization of goodwill (1)                    (150)       150                -           -                 -                 -
-------------------------------------------- --------- --------- ------ ----------- ---------------- -------------- ----------------
Income/(loss) of consolidated subsidiaries      (616)         -             (16)       (632)                 -             (632)
Minority interests                                (9)         -                -         (9)                 -               (9)
-------------------------------------------- --------- --------- ------ ----------- ---------------- -------------- ----------------

Net income/(loss) - Group share                 (625)         -             (16)       (641)                 -             (641)
-------------------------------------------- --------- --------- ------ ----------- ---------------- -------------- ----------------

Earnings/(loss) per share from continuing
operations (in euro) - basic and diluted            -                                                                     (1.59)
Earnings/(loss) per share from discontinu-
ed operations (in euro) - basic and diluted         -                                                                       0.23
Earnings/(loss) per share (in euro) - basic
and diluted                                    (1.33)                                                                     (1.36)
Weighted average number of shares basic
and diluted (in thousands)                    471,608                                                                    471,608
-------------------------------------------- --------- --------- ------ ----------- ---------------- -------------- ----------------


(1) Income statement captions used in the preparation of the accounts in accordance with French accounting standards which will not appear in the preparation of the accounts in accordance with IFRS accounting standards.

      C. Principal income statement reclassifications
         --------------------------------------------

         o  (c1) Net sales
            --------------

Revenues from auxiliary operations of (euro)609 million which were previously recorded as reductions of operating costs are now presented in net sales with a corresponding adjustment to cost of sales.


--------------------------------------------------------------------------------
Page 14

Rhodia Group
Adoption of IFRS standards at December 31, 2004
--------------------------------------------------------------------------------


         o  (c2) Operating income
            ---------------------

Goodwill amortization ((euro)150 million in 2004) and the gain/(loss) on the sale of businesses ((euro)244 million in 2004) which were previously reported in separate lines distinct from businesses sold or held for sale (see (c4) as well as other income/(expense) which are not directly related to current operations ((euro)(27) million in 2004)) are now reclassified into operating income in accordance with IFRS accounting standards.

         o  (c3) Financial expense
            ----------------------

Foreign exchange gains/losses ((euro)71 million in 2004), losses on the sales of receivables ((euro)(17) million in 2004), as well as gains/(losses) on financial assets ((euro)(12) million in 2004) which were previously reported as other income/(expense) in the income statement have been reclassified to financial expense in accordance with IFRS accounting standards.

         o  (c4) Businesses sold or held for sale
            -------------------------------------

Pursuant to IFRS 5, the net income of discontinued operations from January 1, 2004 until the respective dates of sale as well as businesses held for sale are reported in IFRS in an income statement line that is distinct from continuing operations.

In the 2004 income statement, income of (euro)110 million relating to businesses sold or held for sale in 2004 was reclassified to discontinued operations, including gains on the sales of the businesses of (euro)199 million.

      D. Shareholders' equity differences
         --------------------------------


--------------------------------------------- -------- ---------------- ------------- ------------- ----------------
                                                        Shareholders'                                Shareholders'
                                                           equity,                                      equity,
                                                         January 1,                      Other       December 31,
(in millions of euros)                         Note         2004         Net income   changes (1)        2004
--------------------------------------------- -------- ---------------- ------------- ------------- ----------------

French accounting standards                                        252         (625)           443               70
--------------------------------------------- -------- ---------------- ------------- ------------- ----------------

Pension and retirement plans (IAS 19)            (e1)            (663)            47             9            (607)

Capitalization of development costs (IAS 38)     (e2)               15             8             -               23

Tangible assets - depreciation of
components and spare parts (IAS 16)              (e3)             (18)             1             -             (17)

Tangible assets - impairments (IAS 36)           (e4)              (2)           (9)             -             (11)

Goodwill impairment and amortization (IAS 36)    (e4)                -             8             -                8

Financial instruments (IAS 39)                   (e5)              (7)           (2)           (3)             (12)

Results of disposals (IFRS 1)                    (e6)                -             8           (8)                -

Discounting                                      (e7)                3           (3)             -                -

Other                                            (e8)              (2)           (6)           (7)             (15)

Deferred taxes (IAS 12)                          (e9)               81          (68)             2               15
--------------------------------------------- -------- ---------------- ------------- ------------- ----------------

IFRS accounting standards                                        (341)         (641)           436            (546)
--------------------------------------------- -------- ---------------- ------------- ------------- ----------------


(1) Including (a) a new issue of capital of (euro)449 million according to French accounting standards and (euro)447 million according to IFRS accounting standards, and (b) cumulative translation adjustments of
     (euro)(6) million according to French accounting standards and (euro)(11) million according to IFRS accounting standards.


--------------------------------------------------------------------------------
Page 15

Rhodia Group
Adoption of IFRS standards at December 31, 2004
--------------------------------------------------------------------------------


      E. Explanations of the variances in shareholders' equity
         -----------------------------------------------------

The amounts indicated below are before tax, the effects of taxes being treated separately (e9).

         o  e1) Pension and retirement plans - IAS 19
                -------------------------------------

In the opening IFRS balance sheet, and in accordance with the option offered by IFRS 1, actuarial gains and losses not recognized at January 1, 2004 were completely recorded in provisions with a corresponding reduction of shareholders' equity of (euro)663 million.

The actuarial assumptions used for the evaluation of these obligations in accordance with IFRS accounting standards are identical to those used for the evaluation of these obligations in accordance with French accounting standards.

Rhodia chose to apply the corridor method to record new actuarial gains and losses generated subsequent to January 1, 2004.

In the 2004 income statement, the costs of pension and retirement obligations were reduced (euro)36 million corresponding to recording the actuarial gains and losses prior to January 1, 2004.

In addition, the impact of disposals of businesses and reorganizations on pension and retirement obligations differs between IFRS accounting standards and French accounting standards because of the recognition of the actuarial gains and losses in the opening shareholders' equity. The net impact on the income statement related to the disposals of businesses and reorganizations amounted to
(euro)11 million.

Total net impact was (euro)47 million.

         o  e2) Development costs - IAS 38
            ------------------------------

Development costs are recorded in intangible assets and are amortized retrospectively based on the criteria defined in IAS 38 and are in accordance with the principles stated in Note 2 c).

Capitalized expenditures include personnel costs, material costs and services used that are directly assigned to the projects concerned. The counterpart of the capitalized net amount ((euro)15 million on the opening balance sheet at January 1, 2004) is an increase in the opening shareholders' equity.

In the 2004 income statement, the positive effect on operating income is (euro)8 million corresponding to (euro)10 million of new capitalized costs during the year, net of depreciation relating to the previously capitalized development costs.

         o e3) Tangible assets - Depreciation of components and spare parts - IAS 16
            ------------------------------------------------------------------

The useful lives of certain tangible assets were re-examined in order to comply with the components approach defined in IAS 16 and whose principles are stated in Note 2 f).

The depreciation recorded for the component approach at December 31, 2004 amounted to (euro)11 million.

In addition, spare parts whose utilization period were higher than one year, which were recorded in inventories in accordance with French accounting standards, were reclassified to tangible assets in accordance with IFRS accounting standards and are depreciated over their estimated useful lives. The depreciation recorded for these spare parts at December 31, 2004 amounted to
(euro)6 million.

--------------------------------------------------------------------------------
Page 16

Rhodia Group
Adoption of IFRS standards at December 31, 2004
--------------------------------------------------------------------------------


         o  e4) Tangible assets - Impairments - IAS 36
            ------------------------------------------

Tangible assets
---------------

Under French accounting standards, the Group evaluates the losses in value on tangible assets by comparing the net book values of these assets with the undiscounted future net cash flows. When this comparison indicates that accelerated depreciation must be recorded, the amount recorded is the difference between the net book value and the fair value, which is generally determined using the discounted future net cash flows method.

The application of the principles of IAS 36, as stated in Note 2 g), indicated the need for a cumulative accelerated depreciation of (euro)11 million at December 31, 2004, including (euro)9 million recorded during 2004. This accelerated depreciation mainly relates to the Rhodia Pharma Solutions enterprise.

Goodwill
--------

Under French accounting standards, goodwill is amortized in accordance with the straight-line method over a period of not more than 40 years.

The application of the principles of IAS 36, as stated in Note 2 g), resulted in a credit of (euro)17 million corresponding to the elimination of the amortization recorded under French accounting standards in 2004. This credit was partially offset by an accelerated amortization of (euro)7 million corresponding to the difference, between French accounting standards and IFRS accounting standards of the net book value of goodwill subject to amortization in 2004. In addition, the cancellation of the goodwill adjustments relating to businesses sold in 2004 was offset by a reduction in the gain on the disposals of businesses of (euro)2 million.

         o  e5) Financial Instruments - IAS 32/39
            -------------------------------------

Rhodia chose to apply at January 1, 2004 the accounting standards of IAS 32 and IAS 39 relating to financial instruments.

Derivative instruments (interest rate swaps, long-term exchange contracts) are recorded at their fair value at the end of each period. The related effect for the accounting for derivative instruments is a reduction in the opening shareholders' equity of (euro)7 million.

In the 2004 income statement, variations in the value of financial instruments had a positive impact of (euro)1 million. In addition, the accounting for certain assets and liabilities in accordance with the amortized cost method, required by IAS 39, increased financial expenses by (euro)3 million.

         o  e6) Gain/(loss) on disposals of businesses - IFRS 1
            ---------------------------------------------------

The application of the IFRS 1 accounting standards (reclassification of cumulative translation adjustments conversion to retained earnings/(accumulated deficit)) generated a difference on the net book values of businesses sold during 2004 and consequently, the gain/(loss) on the disposals of businesses sold during 2004 was adjusted in accordance with IFRS accounting standards.

         o  e7) Discounting
            ---------------

IFRS accounting standards require the recording of certain assets and liabilities at fair value. In the absence of market values, fair value often corresponds to discounted future net cash flows. The related effect to Rhodia of discounting certain assets and liabilities was an increase in the opening shareholders' equity of (euro)3 million.

--------------------------------------------------------------------------------
Page 17

Rhodia Group
Adoption of IFRS standards at December 31, 2004
--------------------------------------------------------------------------------


         o  e8) Other adjustments
            ---------------------

Sales of receivables programs
-----------------------------

During 2004 and 2003, certain Rhodia companies sold receivables (trade and other receivables) in accordance with asset securitization agreements entered into with various banks. These receivables are sold on a non-recourse basis, either to special purpose entities, or directly to banks, in exchange for cash and undivided interests in a defined pool of receivables (residual interests). These special purpose entities then sell the interests they purchased in these receivables to commercial paper conduits. Since Rhodia does not control these conduits within the meaning of French accounting standards, these conduits are excluded from the consolidation. The receivables sold are also excluded from the assets of a consolidated balance-sheet that has been prepared in accordance with French accounting standards.

According to SIC 12, these conduits must be consolidated when Rhodia maintains the majority of the risks and rewards related to the receivables sold. In addition, in accordance with IAS 39, conditions for the derecognition of a financial asset from the balance sheet differ from French accounting standards when Rhodia maintains a portion of the risks of collection of the receivables.

In accordance with IFRS standards and interpretations, Rhodia recognized in the balance sheet these receivables sold with an offset to financial debt. At January 1, 2004 and December 31, 2004, the amount of receivables recognized were
(euro)413 million and (euro)334 million, respectively.

This recording had no effect on shareholders' equity at January 1, 2004.

Consolidation of jointly-controlled entities
--------------------------------------------

In accordance with IAS 31, jointly-controlled companies are consolidated according to the proportional consolidation method. The effect of this change in the method of consolidation was neutral to shareholders' equity and resulted in an increase of total assets of (euro)194 million at January 1, 2004. The effect on financial debt is presented in Note 5.

Share-based payments
--------------------

In accordance with IFRS 2, stock options granted as compensation must be evaluated at the grant date at fair value. The compensation cost is recognized in results with an offset to shareholders' equity over the vesting period of these options. Rhodia chose to use the exemption offered by IFRS 1 to evaluate stock options granted since November 7, 2002 for which the rights were not vested at January 1, 2004.

The application of this standard had an impact of less than (euro)1 million in additional costs to the income statement for 2004. This cost had as a offset a decrease in shareholders' equity for an identical amount.

         o  e9) Deferred taxes - IAS 12
            ---------------------------

Deferred taxes had a net increase of (euro)81 million at January 1, 2004, as a result of the impact of these various adjustments and primarily due the charge of the actuarial gains and losses on retirement and pensions obligations on the opening shareholders' equity.

At December 31, 2004, the effect on deferred taxes related to these adjustments amounted to only (euro)15 million. The decrease is mainly due to the revision during 2004 of the probability of collection of deferred taxes in the U.K.

Total deferred tax assets and liabilities are presented as noncurrent items on a distinct line in the consolidated balance sheet.

--------------------------------------------------------------------------------
Page 18

Rhodia Group
Adoption of IFRS standards at December 31, 2004
--------------------------------------------------------------------------------


Note 4.  Effect of the IFRS adjustments on the cash flow statements
         ----------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                                                         French         IFRS          IFRS
(in millions of euros)                                                  Standards    Adjustments    Standards
---------------------------------------------------------------------------------------------------------------
Net income/(loss) - Group share                                              (625)           (16)        (641)
---------------------------------------------------------------------------------------------------------------

Net cash provided by/(used for) operating activities                         (150)           118          (32)
Net cash provided by/(used for) investing activities                          318            (38)         280
Net cash provided by/(used for) financing activities                         (350)           (94)        (444)
Net cash flow effect of foreign exchange rate changes                          (4)             -           (4)
Increase/(decrease) in cash and cash equivalents                             (186)           (15)        (201)
Cash and cash equivalents at beginning of year                                513             25          538
---------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year                                      327             10          337
---------------------------------------------------------------------------------------------------------------

The principal reclassifications and adjustments made with the application of IFRS accounting standards which have an impact on the cash flow statements are:

         o  the reconsolidation of the sales of receivables programs;
         o  the capitalization of development expenses in intangible assets; and
         o  proportional consolidation of jointly-controlled companies.

The cash flow statements defined by IAS 7 "Cash Flow Statements" are very close to that already used by Rhodia. Therefore, there are no significant modifications concerning the presentation of the consolidated cash flow statements in accordance with IFRS accounting standards compared with those presented in Rhodia's consolidated accounts for 2004 in accordance with French accounting standards.

Cash flow
---------

IFRS adjustments to the cash flow statements are primarily due: (a) to the integration of the cash flows of jointly controlled companies (proportionally consolidated in accordance with IFRS accounting standards whereas they were accounted for on the equity method in accordance with French accounting standards) for (euro)37 million, and (b) to the capitalization of development expenses in intangible assets (presented in investment in accordance with IFRS accounting standards) for (euro)10 million.

Cash flows from operating activities
------------------------------------

In complement of the adjustments on the cash flows, the variation of the receivables and the liabilities on the proportionally consolidated companies generates an increase of (euro)10 million on cash flows from Rhodia's operating activities.

In addition, Rhodia reconsolidated in its opening balance sheet under IFRS accounting standards, the receivables sold under the sales of receivables programs with the offset as recognition of a financial debt. The variation of the amount of receivables sold between January 1, 2004 and December 31, 2004 generated an increase of (euro)57 million of cash flows from operating activities.

Cash flows from investing activities
------------------------------------

The principal adjustments are due: (a) to the capitalization of development expenses development generating an increase in Rhodia's acquisitions of intangible assets for (euro)(10) million, and (b) to acquisitions of tangible assets of jointly-controlled companies for (euro)(22) million.


--------------------------------------------------------------------------------
Page 19

Rhodia Group
Adoption of IFRS standards at December 31, 2004
--------------------------------------------------------------------------------


Cash flows from financing activities
------------------------------------

Reclassifications coming from the adjustment related to the reconsolidation of the sales of receivables programs (corresponding to variation of the amount of the receivables sold between January 1, 2004 and December 31, 2004), as well as the change of method of consolidation of jointly-controlled companies generated cash flows from financing activities (counterpart to the preceding adjustments) of (euro)(57) million and (euro)(32) million, respectively.

Variation in cash and cash equivalents
--------------------------------------

The effect on cash and cash equivalents on the opening balance sheet (increase of (euro)25 million, the variation of cash and cash equivalents during 2004 (reduction of (euro)15 million) as well as the effect on cash and cash equivalents at December 31, 2004 (increase of (euro)10 million) is due to the change in the method of consolidation of the jointly-controlled companies.


Note 5.  Impact of IFRS reclassifications on Net Financial Debt
         ------------------------------------------------------

The definition of Net Financial Debt according to IFRS accounting standards is the same as that used for French accounting standards.

--------------------------------------------------------------------------------------------------------------------
                                                                    January 1,                      December 31,
(in millions of euros)                                                 2004         Variation           2004
--------------------------------------------------------------------------------------------------------------------

Net Financial Debt - French accounting standards                           2,567           (638)              1,929
Financial leases                                                              55              -                  55
Asset securitizations                                                        413            (79)                334
Proportional consolidation of jointly-controlled companies                   169           (110)                 59
IAS 32/IAS 39 (1)                                                            (31)           (18)                (49)
--------------------------------------------------------------------------------------------------------------------

Net Financial Debt - IFRS accounting standards                             3,173           (845)              2,328
--------------------------------------------------------------------------------------------------------------------

(1): Includes the reclassification of debt issuance expenses ((euro)(68) million at December 31, 2004) and the adjustment resulting from fair valuing derivative instruments ((euro)19 million at December 31, 2004).

Note 6.  Segment information
         -------------------

----------------------------------------------------------------------------------------------------------------------
                                          Poly-                   Eco                                        Consoli-
(in millions of euros)      RPS     PPA   amide    HPCII   PPF    Services  Acetow    PPMC    RE3S   Other   dated
----------------------------------------------------------------------------------------------------------------------
Year ended December 31,
2004:

Net sales - continuing
operations                    240    356    1,662    637     426       470      405     716     774     301     5,987
Intersegment sales             (7)   (21)    (132)   (16)    (61)     (135)       -     (50)    (34)    (45)     (501)
Net sales external -
continuing operations         233    335    1,530    621     365       335      405     666     740     256     5,486

Operating income -
continuing operations        (263)   (55)      51     46      10        33       68     (36)    (39)   (231)     (416)

----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Page 20

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: August 4, 2005                       RHODIA

                                           By:    /s/ BRUNO MOUCLIER
                                                  ---------------------
                                           Name:  Bruno Mouclier
                                           Title: Chief Financial Officer